# DSM Press Release



**DSM, Corporate Communications,**
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@ds[redacted]



05E



Heerlen (NL), 3 February 2009

## DSM Special Products sale to Arsenal Capital Partners will not be completed

**Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces that the previously announced sale of DSM Special Products BV to Arsenal Capital Partners (United States) will not be completed.**

The transaction was originally announced on 3 March 2008. In August 2008, the European Commission announced an in-depth investigation into the transaction. Last month, the European Commission approved the sale, but the conditions the Commission demanded have led to the conclusion that the intended sale is no longer feasible.

DSM regrets that the transaction cannot be completed and will continue the divestment process for DSM Special Products, as part of its *Vision 2010* strategy.

DSM Special Products is the producer of Purox®, an ingredient used in food as well as in a range of industrial applications. It also produces an ingredient for VevoVitall®, a product for the animal health market that will remain with DSM Nutritional Products. DSM Special Products employs around 130 people in Rotterdam and Sittard (Netherlands), and has an annual turnover of approximately EUR 100 million.

**DSM – the Life Sciences and Materials Sciences Company**
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

**For more information:**

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com



**Forward-looking statements**
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.